SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of February, 2007
                                          --------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP REPORTS RESULTS FOR YEAR ENDED
                                DECEMBER 31, 2006
                                ----------------------------------------

For Immediate Release
Contact:       Aaron Uhde                      Michael Perman
Phone:         +1 404 479 2956                 +44 (0) 207 065 3942

--------------------------------------------------------------------------------

AMVESCAP REPORTS RESULTS FOR YEAR ENDED DECEMBER 31, 2006

London, February 13, 2007 - AMVESCAP (NYSE: AVZ) reported operating profit for 2006 of $785.4 million (2005: $424.6 million). Diluted earnings per share were $0.60 for 2006 (2005: $0.26). The results for the year ended December 31, 2005 included a restructuring charge of $75.7 million ($58.3 million after tax, or $0.072 per share). Operating profit for 2006 increased 57.0% over 2005 before the restructuring charge. Assets under management at December 31, 2006, were $462.6 billion, an increase of 19.8% (December 31, 2005: $386.3 billion).

"The growing financial strength of our company during 2006 is demonstrated by record assets under management of $462.6 billion and a 57% increase in operating profits over the previous year," said AMVESCAP President and CEO Martin L. Flanagan. "Clients responding to AMVESCAP's investment quality and the depth and breadth of our investment capabilities has increased business momentum."

"The addition during 2006 of PowerShares's distinctive line of exchange traded funds (ETFs) and the recognized financial restructuring expertise of WL Ross & Co. to our broad line of established investment solutions provides our clients with one of the industry's most comprehensive ranges of investment capabilities," added Mr. Flanagan. "During 2007 we will continue to focus on the successful execution of our multiyear strategic plan and the continuous improvement of our products and services for our diverse global clients."

-------------------------------------------------------------------------------
                                        Results for Year Ended
                         -------------------------------------------------------

                                                         Dec 31, 2005
                                                         (before the
                          Dec 31,      Dec 31,     %     restructuring
                           2006         2005     Change   charge)(c)    % Change
                         ---------   ---------   ------  -------------  --------
Assets under management    $462.6b     $386.3b    19.8%      $386.3b      19.8%
Net revenues(a)          $2,414.6m   $2,173.2m    11.1%    $2,173.2m      11.1%
Operating expenses       $1,629.2m   $1,748.6m    (6.8)%   $1,672.9m      (2.6)%
Operating profit           $785.4m     $424.6m    85.0%      $500.3m      57.0%
Net operating margin(b)      32.5%       19.5%     N/A         23.0%       N/A
Profit before tax          $754.6m     $360.1m   109.6%      $435.8m      73.2%
Earnings per share:
   --basic                   $0.62       $0.27     N/A         $0.34       N/A
   --diluted                 $0.60       $0.26     N/A         $0.34       N/A
-------------------------------------------------------------------------------

(a) Net revenues represent total revenues less third-party distribution, service and advisory fees.
(b) Net operating margin is equal to operating profit divided by net revenues.
(c) The restructuring charge was $75.7 million ($58.3 million after tax, or $0.072 per share).

--------------------------------------------------------------------------------
                                    Results for Three Months Ended
                         ------------------------------------------------------
                                                                  Dec 31, 2005
                                                                  (before the
                         Dec 31,   Sept 30,             Dec 31,   restructuring
                          2006       2006    % Change    2005     charge)(c)
                         -------   --------  --------  --------  --------------
Assets under management  $462.6b   $440.6b      5.0%    $386.3b     $386.3b
Net revenues(a)          $655.3m   $587.1m     11.6%    $551.4m     $551.4m
Operating expenses       $405.0m   $430.3m     (5.9)%   $503.0m     $427.3m
Operating profit         $250.3m   $156.8m     59.6%     $48.4m     $124.1m
Net operating margin(b)    38.2%     26.7%      N/A        8.8%       22.5%
Profit before tax        $248.2m   $150.5m     64.9%     $18.6m      $94.3m
Earnings per share:
   --basic                 $0.21     $0.13      N/A      ($0.01)      $0.07
   --diluted               $0.20     $0.13      N/A      ($0.01)      $0.07
--------------------------------------------------------------------------------

(a) Net revenues represent total revenues less third-party distribution, service and advisory fees.
(b) Net operating margin is equal to operating profit divided by net revenues.
(c) The restructuring charge was $75.7 million ($58.3 million after tax, or $0.072 per share).

Quarterly Earnings Summary

Net revenues for the three months ended December 31, 2006 included performance fees of $25.9 million (three months ended September 30, 2006: $10.4 million; three months ended December 31, 2005: $16.4 million). Operating expenses for the three months ended December 31, 2006 included the benefit of $21.8 million of insurance recoveries. Operating expenses for the three months ended September 30, 2006 included a charge of $41.1 million, representing the cumulative previously unrecognized cost of performance-based options awarded to AMVESCAP employees in 2003. The remaining cost amortization for these options of $3.6 million is included in the operating expenses for the three months ended December 31, 2006.

Annual Earnings Summary

Net Revenues for 2006 were $2,414.6 million (2005: $2,173.2 million) and included performance fees of $82.2 million (2005: $33.5 million). Operating expenses for 2006 were $1,629.2 million (2005: $1,672.9 million before the restructuring charge). The 2005 restructuring charge of $75.7 million ($58.3 million after tax, or $0.072 per share) included staff termination, property, and fund rationalization costs associated with the multiyear strategic plan. Operating expenses for 2006 included a non-cash charge of $44.7 million ($0.04 per share, net of tax) relating to the performance options granted in 2003. No expense for these options was recorded in 2004 or 2005 as it was not considered probable at that time that the required performance targets for the vesting of these options would be attained. These options have now vested.

Net non-operating income increased $33.7 million as a result of increased interest income, gains from investments and net foreign exchange gains. In 2005, a gain of $32.6 million was recognized from the sale of the Retirement business.

Net Debt and Cash Flow

Net debt (total debt of $1,272.7 million, less cash and cash equivalents of $786.7 million, which excludes client cash of $2.9 million) as of December 31, 2006 was $486.0 million compared to $608.5 million as of September 30, 2006, and $733.6 million as of December 31, 2005. Client cash for 2006 decreased $224.3 million since December 31, 2005. The decrease in client cash, which contributed to the movement in our operating cashflows, was primarily due to one depository account previously sponsored by one of our banking subsidiaries being replaced by an unaffiliated investment fund.

Dividends

The Board has recommended a final dividend for 2006 of $0.104 per share, approximately $85.9 million (2005: $0.098 per share, $80.3 million), resulting in a total dividend of $0.181 per share, approximately $149.2 million for 2006 (2005: $0.172 per share, or $139.4 million). The final dividend, if approved by shareholders at the Annual General Meeting on May 23, 2007, will be paid on May 30, 2007, to shareholders on the register as of April 27, 2007. The ex-dividend date will be April 25, 2007.

Assets Under Management

Assets under management (AUM) at December 31, 2006, were $462.6 billion (2005:
$386.3 billion). Average AUM during the fourth quarter of 2006 were $452.7 billion, compared to $426.4 billion for the third quarter of 2006 and $380.9 billion for the fourth quarter of 2005. Average AUM for 2006 were $424.2 billion, compared to $377.6 billion in 2005.

Long-term net outflows for 2006 were $1.4 billion, with inflows of $85.8 billion and outflows of $87.2 billion. Long-term net outflows for the three months ended December 31, 2006 were $4.5 billion, largely due to outflows in the institutional channel. Money market assets grew during the year with net inflows (not included in long-term flows above) of $12.8 billion for the 2006 year. There were money market net outflows of $1.5 billion in the fourth quarter of 2006. Further analysis of AUM is included in the supplemental schedules to this release.

Business Developments

The acquisition of PowerShares Capital Management was completed on September 18, 2006. Exchange-traded funds offered by PowerShares complement the fund lineup and expand the breadth of products available to AMVESCAP clients. PowerShares's assets under management at September 18, 2006 were $6.3 billion and had grown to $8.5 billion at December 31, 2006. Net inflows since acquisition were $1.1 billion. Toward the end of 2006, PowerShares entered into an agreement to assume sponsorship of the NASDAQ-100 Index Tracking Stock "QQQQ" and other NASDAQ sponsored products, pending regulatory approval.

On October 3, 2006, the company completed the acquisition of WL Ross & Co. LLC, a recognized leader in financial restructuring. WL Ross & Co.'s assets under management at October 3, 2006 were $2.6 billion and $2.8 billion as of December 31, 2006. The WL Ross team has assumed responsibility for the direct private equity business of AMVESCAP and will serve the company's institutional and high net worth clients.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO, AIM Trimark, Invesco Perpetual, Atlantic Trust, PowerShares and WL Ross brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and private wealth management clients around the world. The company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

Members of the investment community and general public are invited to listen to the conference call today, Tuesday, February 13, 2007, at 2:00 p.m. GMT (9:00 a.m. EST), by dialing one of the following numbers: 1-517-268-4676 or 1-888-455-2053 for U.S. callers. An audio replay of the conference call will be available until Tuesday, February 20, 2007, at 10:00 p.m. GMT (5:00pm EST) by calling 1-402-220-9768 or 1-800-294-3089 for U.S. callers. The presentation slides that will be reviewed during the conference call will be available on AMVESCAP's Web site at www.amvescap.com.

                                   # # #

This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this release, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should," and "would" and any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission ("SEC"). You may obtain these reports from the SEC's Web site at www.sec.gov.

                                 AMVESCAP PLC
                         Consolidated Income Statement
      (Unaudited, in millions, other than per share amounts and headcount)

                                   Year Ended December 31,
                                 ----------------------------------------------
                                    2006             2005           % Change
                                 ----------       ----------       ----------

  Revenues:
    Management                    $2,609.7         $2,213.7           17.9%
    Service and distribution         534.9            538.2           (0.6)%
    Other                             96.8            127.3          (24.0)%
                                 ----------       ----------       ----------
  Total revenues                   3,241.4          2,879.2           12.6%
    Third-party distribution,
       service and advisory fees    (826.8)          (706.0)          17.1%
                                 ----------       ----------       ----------
  Net revenues                     2,414.6          2,173.2           11.1%
                                 ----------       ----------       ----------

  Operating expenses:
    Compensation                   1,061.7          1,044.7              1.6%
    Marketing                        140.6            139.5              0.8%
    Property and office              109.7            130.3            (15.8)%
    Technology/telecommunications    123.2            139.0            (11.4)%
    General and administrative       194.0            219.4            (11.6)%
    Restructuring charge               --              75.7              N/A
                                  ----------       ----------       ----------
  Total operating expenses         1,629.2          1,748.6             (6.8)%
                                  ----------       ----------       ----------
  Operating profit                   785.4            424.6             85.0%

  Gain on sale of business             1.9             32.6            (94.2)%
  Interest income                     27.0             16.7             61.7%
  Other realized gains/(losses)       21.6            (28.7)             N/A
  Interest expense                   (81.3)           (85.1)            (4.5)%
                                  ----------       ----------       ----------
  Profit before taxation             754.6            360.1            109.6%
  Taxation - U.K.                    (73.0)           (18.0)           305.6%
  Taxation - outside of the U.K.    (190.8)          (128.7)            48.3%
                                  ----------       ----------       ----------
  Profit after taxation              490.8            213.4            130.0%
  Minority interests                  (0.7)            (1.2)           (41.7)%
                                  ----------       ----------       ----------
  Profit for the period
    attributable to equity
    holders of the parent           $490.1           $212.2            131.0%
                                  ==========       ==========       ==========

  Earnings per share:
     ---basic                         $0.62            $0.27
     ---diluted                       $0.60            $0.26

  Earnings per share before
    restructuring charge (2005):
     ---basic                         $0.62            $0.34
     ---diluted                       $0.60            $0.34

  Average shares outstanding:
     ---basic                        792.2            794.0
     ---diluted                      812.2            805.1

  Ending Headcount                   5,574            5,798

  Dividends paid                    $143.6           $134.1
  Final dividends proposed per
     share                          $0.104           $0.098
  Final dividends proposed (2006
     estimated)                      $85.9            $80.3

                                 AMVESCAP PLC
                         Consolidated Income Statement
     (Unaudited, in millions, other than per share amounts and headcount)

                                       Q406    Q306   % Change   Q405   % Change
                                      ------  ------  --------  ------  --------
Revenues:
  Management                          $722.0  $641.7    12.5%   $573.6    25.9%
  Service and distribution             135.5   130.8     3.6%    129.3     4.8%
  Other                                 21.3    18.8    13.3%     31.7   (32.8)%
                                      ------  ------  --------  ------  --------
Total revenues                         878.8   791.3    11.1%    734.6    19.6%
   Third-party distribution, service
     and advisory fees                (223.5) (204.2)    9.5%   (183.2)   22.0%
                                      ------  ------  --------  ------  --------
Net revenues                           655.3   587.1    11.6%    551.4    18.8%
                                      ------  ------  --------  ------  --------
Operating expenses:
  Compensation                         268.6   288.3    (6.8)%   263.4     2.0%
  Marketing                             37.2    31.6    17.7%     33.6    10.7%
  Property and office                   28.6    27.1     5.5%     26.9     6.3%
  Technology/telecommunications         30.5    30.5     0.0%     31.6    (3.5)%
  General and administrative            40.1    52.8   (24.1)%    71.8   (44.2)%
  Restructuring charge                   --              N/A      75.7     N/A
                                      ------  ------  --------  ------  --------
Total operating expenses               405.0   430.3    (5.9)%   503.0   (19.5)%
                                      ------  ------  --------  ------  --------
Operating profit                       250.3   156.8    59.6%     48.4   417.1%

Gain on sale of business                 --      1.7     N/A       --      N/A
Interest income                         10.1     6.7    50.7%      5.2    94.2%
Other realized gains/(losses)           12.8     5.0   156.0%    (14.5)    N/A
Interest expense                       (25.0)  (19.7)   26.9%    (20.5)   22.0%
                                      ------  ------  --------  ------  --------
Profit before taxation                 248.2   150.5    64.9%     18.6     N/A
Taxation - U.K.                        (20.2)  (15.4)   31.2%     (6.9)  192.8%
Taxation - outside of the U.K.         (65.1)  (32.9)   97.9%    (16.5)  294.5%
                                      ------  ------  --------  ------  --------
Profit/(loss) after taxation           162.9   102.2    59.4%     (4.8)    N/A
Minority interests                       0.6    (0.2)    N/A      (0.2)    N/A
                                      ------  ------  --------  ------  --------
Profit/(loss) for the period
  attributable to equity holders
  of the parent                       $163.5  $102.0    60.3%    $(5.0)    N/A
                                      ======  ======  ========  ======  ========

Earnings per share:
   ---basic                            $0.21  $0.13             $(0.01)
   ---diluted                          $0.20  $0.13             $(0.01)

Earnings per share before restructuring
  charge (Q4 2005):
   ---basic                            $0.21  $0.13              $0.07
   ---diluted                          $0.20  $0.13              $0.07

Average shares outstanding:
   ---basic                            795.8  790.3              794.5
   ---diluted                          816.3  809.6              810.1

Ending Headcount                       5,574  5,499              5,798

                                   AMVESCAP PLC
                            Consolidated Balance Sheet
                             (Unaudited, in millions)

                                    December 31, 2006       December 31, 2005
                                 -----------------------  ---------------------

Non-current assets
    Goodwill                            $5,006.6                 $4,213.6
    Intangible assets                      196.7                     99.0
    Property and equipment                 165.8                    180.0
    Deferred sales commissions              55.9                     78.9
    Deferred tax assets                    212.1                    140.4
    Investments                            158.1                    149.4
                                 -----------------------  ---------------------
                                         5,795.2                  4,861.3
urrent assets
    Trade and other receivables            997.4                    805.3
    Investments                            134.9                     31.3
    Assets held for policyholders        1,574.9                  1,170.8
    Cash and cash equivalents              789.6                    715.7
                                 -----------------------  ---------------------
                                         3,496.8                  2,723.1

Total assets                             9,292.0                  7,584.4

Non-current liabilities
     Long-term debt                       (972.7)                (1,212.2)
     Provisions                           (461.8)                  (182.5)
                                 -----------------------  ---------------------
                                        (1,434.5)                (1,394.7)
Current liabilities
    Current maturities of
      long-term debt                      (300.0)                   (10.0)
    Trade and other payables            (1,384.3)                (1,300.5)
    Taxation payables                      (95.4)                   (40.0)
    Policyholder payables               (1,574.9)                (1,170.8)
    Provisions                            (227.8)                   (52.1)
                                 -----------------------  ---------------------
                                        (3,582.4)                (2,573.4)

Total liabilities                       (5,016.9)                (3,968.1)

Net assets                              $4,275.1                 $3,616.3
                                 =======================  =====================

Equity
    Share capital                          $83.2                    $81.8
    Share premium                          205.1                     85.0
    Shares held by employee trusts        (601.7)                  (413.5)
    Exchangeable shares                    377.4                    431.8
    Retained earnings                    1,054.9                    638.7
    Other reserves                       3,151.2                  2,789.2
                                 -----------------------  ---------------------
    Equity attributable to equity
      holders of the parent              4,270.1                  3,613.0
    Minority interests                       5.0                      3.3
                                 -----------------------  ---------------------
Total equity                            $4,275.1                 $3,616.3
                                 =======================  =====================

                                   AMVESCAP PLC
                   Consolidated Statement of Changes in Equity
                             (Unaudited, in millions)

                                                         Year Ended December 31,
                                                         -----------------------
                                                            2006         2005
                                                         ----------   ----------
January 1                                                 $3,616.3     $3,572.0
Profit for the period attributable to equity holders of      490.1        212.2
  the parent
Currency translation differences                             241.3       (111.0)
Net movement in available for sale reserve                    (8.1)         5.4
                                                         ----------   ----------
Total recognized income and expense attributable to
  equity holders of the parent                               723.3        106.6
                                                         ----------   ----------
Total equity attributable to equity holders of the parent  4,339.6      3,678.6
Employee share plans:
  Share-based compensation credi                             140.6         52.6
  Increase in shares held by employee share ownership
    trusts                                                  (188.2)          --
  Shares issued                                               66.9          7.7
Issuance of new shares for acquisition earn-out                0.8          2.2
Tax taken to equity                                           58.5          8.1
Dividends                                                   (143.6)      (134.1)
Total amounts attributable to minority interests               0.5          1.2
                                                         ----------   ----------
December 31                                               $4,275.1     $3,616.3
                                                         ----------   ----------

--------------------------------------------------------------------------------



                                  AMVESCAP PLC
                        Consolidated Cash Flow Statement
                            (Unaudited, in millions)

                                                         Year Ended December 31,
                                                         -----------------------
                                                            2006         2005
                                                         ----------   ----------
Operating activities:
Profit for the period attributable to equity holders of
  the parent                                                $490.1       $212.2
Adjustments to reconcile profit for the period to net
   cash provided by operating activities:
   Amortization, depreciation, and goodwill impairment        67.6         94.4
   Amortization of share-related compensation                148.5         64.3
   (Increase)/decrease in receivables                       (129.5)        41.9
   Decrease in payables                                      (32.8)       (75.8)
   Gain on disposal of assets                                 (4.4)       (29.3)
   (Increase)/decrease in current investments                (32.8)       122.4
                                                         ----------   ----------
Net cash inflow from operating activities                    506.7        430.1

Investing activities:
   Capital expenditures, net of sales                        (35.2)       (36.0)
   (Purchase)/disposal of long-term investments, net         (51.0)        13.3
  Acquisition of businesses                                 (200.2)          --
  Disposal of businesses                                       2.1         53.6
                                                         ----------   ----------
Net cash (outflow)/inflow from investing activities         (284.3)        30.9

Financing:
   Dividends paid                                           (143.6)      (134.1)
   Purchases of shares held by employee share ownership
     trusts                                                 (155.9)          --
   Net borrowings/(repayment of debt)                         49.0       (160.5)
   Issuance of new shares                                     66.6          7.7
                                                         ----------   ----------
Net cash outflow from financing activities                  (183.9)      (286.9)

Increase in cash and cash equivalents                         38.5        174.1
Foreign exchange                                              35.4         (5.3)
Cash and cash equivalents, beginning of period               715.7        546.9
                                                         ----------   ----------
Cash and cash equivalents, end of period                    $789.6       $715.7
                                                         ==========   ==========

                                    Notes


1.   Accounting policies
     The accounting policies applied to the information in the earnings release follow International Financial Reporting Standards in effect as of the date of this release and are consistent with those applied in the 2005 Annual Report. Refer to the 2005 Annual Report, available at www.amvescap.com, for a more detailed discussion of these policies. The accounting policies applied to the information in this earnings release are also consistent with those that are expected to be applied in the 2006 Annual Report.

     Certain prior year balance sheet amounts have been reclassified to conform to the current year presentation of those amounts.

2.   Taxation
     A significant proportion of the tax charge arose from U.S., U.K., and Canadian operations. The effective tax rate was 35.0% for 2006 (2005: 40.7%; 37.7% before the restructuring charge).

3.   Earnings per share
     Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods, excluding shares purchased and held by employee share ownership trusts. Diluted earnings per share takes into account the effect of the potential issuance of ordinary shares.

                                           Year Ended December 31, 2006
                                  ----------------------------------------------
     (in millions other than per  Profit for the period
     share amounts)               attributable to equity   Number of   Per share
                                  holders of the parent     shares       amount
                                  ----------------------   ---------   --------
     Basic earnings per share             $490.1             792.2      $0.62
                                                                       =========
     Dilutive effect of share-based
       awards                                 --              20.0
                                  ----------------------   ---------   ---------
     Diluted earnings per share           $490.1             812.2       $0.60
                                  ======================   =========   =========

                                           Year Ended December 31, 2005
                                  ----------------------------------------------
     (in millions other than per  Profit for the period
     share amounts)               attributable to equity   Number of   Per share
                                  holders of the parent     shares       amount
                                  ----------------------   ---------   ---------
     Basic earnings per share             $212.2             794.0       $0.27
                                                                       =========
     Dilutive effect of share-based
       awards                                 --              11.1
                                  ----------------------   ---------   ---------
     Diluted earnings per share           $212.2             805.1       $0.26
                                  ======================   =========   =========

4.   Legal costs
     Included in general and administrative expenses are $24.0 million in 2006 (2005: $20.8 million) of amounts recovered from insurers relating primarily to legal and other related costs associated with the mutual fund market timing investigations and private litigation involving the AIM Funds. The related legal costs were incurred over the period from 2003 as follows:

     2006                          $10.3 million
     2005                           $8.7 million
     Prior periods                 $50.0 million

5.   Acquisition of PowerShares Capital Management LLC
     On September 18, 2006, the company acquired 100% of the limited liability company interests of PowerShares Capital Management LLC ("PowerShares"). Consideration for the transaction was $399.1 million, which includes estimates of future earn-out provisions of $291.6 million, payable in the future depending on the achievement of various management fee growth targets and transaction costs of $6.3 million. Goodwill and management contract intangible assets of $398.7 million have been recorded on this acquisition. Net cash paid at closing was $99.1 million.

     The book and fair values of net assets acquired were determined as follows:

                                                 Book/Fair Value
     (in millions)
                                                 ----------------
     Property and equipment                               $2.6
     Receivables                                           3.4
     Cash and cash equivalents                             2.1
     Payables                                             (7.7)
                                                 ----------------
     Net assets                                            0.4
     Goodwill                                            299.0
     Management contract intangibles                      99.7
                                                 ----------------
                                                         399.1
                                                 ----------------

     Satisfied by:
     Cash and cash equivalents paid and
       provisions established                            399.1
                                                 ----------------
     Total fair value of net assets                      399.1
                                                 ----------------

     The book value of net assets acquired is approximately equal to the fair value of these assets and liabilities. No accounting policy alignment adjustments have been made because PowerShares's financial results maintained under U.S. Generally Accepted Accounting Principles are materially the same as they would be under International Financial Reporting Standards followed by the company.

6.   Acquisition of WL Ross &  Co. LLC
     On October 3, 2006, the company acquired 100% of the limited liability company interests of WL Ross & Co. LLC ("WL Ross").

     Consideration for the transaction was $294.7 million, which includes earn-out provisions of $190.6 million, payable in the future depending on the achievement of annual fund launch targets over the five years following the completion of the transaction and transaction costs of $4.1 million. WL Ross is an investment management company sponsoring alternative investments including private equity funds, co-investment vehicles and hedge funds in the steel, textile, coal, automotive and financial services industries in the U.S., U.K., France, China, India, Japan and Korea.

     At the time of acquisition, WL Ross managed assets of approximately $2.6 billion. Goodwill and management contract intangible assets of $288.0 million have been recorded on this acquisition. Net cash paid at closing was $93.2 million.

     The book and fair values of net assets acquired were determined as follows:

                                                 Book/Fair Value
     (in millions)
                                                 ----------------
     Property and equipment                               $3.0
     Receivables                                           4.8
     Cash and cash equivalents                             6.8
     Other                                                 0.9
     Payables                                             (8.8)
                                                 ----------------
     Net assets                                            6.7
     Goodwill                                            277.1
     Management contract intangibles                      10.9
                                                 ----------------
                                                         294.7
                                                 ----------------

     Satisfied by:
     Cash and cash equivalents paid and
       provisions established                            294.7
                                                 ----------------
     Total fair value of net assets                      294.7
                                                 ----------------

     The book value of net assets acquired is approximately equal to the fair value of these assets and liabilities. No accounting policy alignment adjustments have been made because WL Ross financial results maintained under U. S. Generally Accepted Accounting Principles are materially the same as they would be under International Financial Reporting Standards followed by the company.

7.   2005 Restructuring charge
     The consolidated income statement for 2005 included a restructuring charge of $75.7 million. The charge related to operational and structural changes made in 2005 as a result of a review of the business. The charge comprised of the following:

      (in millions)
      Staff termination costs                          $45.1
      Property costs                                    20.4
      Fund rationalization costs                         6.9
      Other                                              3.3
                                            --------------------
      Total restructuring charge                        75.7
                                            --------------------
      Taxation                                         (17.4)
                                            --------------------
      Net income charge                                 58.3
                                            --------------------
      Per share impact                                  $0.072
                                            --------------------

8.   Dividends
     A final dividend in respect of 2006 of $0.104 per share ($85.9 million:
     $83.8 million for ordinary shares and $2.1 million for exchangeable shares) has been proposed by the Board and will be paid, subject to shareholder approval, on May 30, 2007. The dividend will be accrued when approved by shareholders. A final dividend in respect of 2005 of $0.098 per share ($80.3 million: $78.1 million for ordinary shares and $2.2 million for exchangeable shares) was approved at the Annual General Meeting of Shareholders on April 27, 2006, and charged to retained earnings at that time. This dividend was paid on May 4, 2006, to shareholders on the register on March 31, 2006.

     An interim 2006 dividend of $0.077 per share ($63.3 million: $61.7 million for ordinary shares and $1.6 million for exchangeable shares) was declared by the Board of Directors on July 26, 2006, and was paid on October 11, 2006 to shareholders on the register on September 8, 2006.

9.   Post-balance sheet event
     On January 15, 2007, $300.0 million in senior notes matured. The company utilized its credit facility to satisfy the maturity but expects to issue additional debt in 2007.

10.  Statutory financial statements
     The financial information shown in this earnings release, which was approved by the Board of Directors on February 12, 2007, is unaudited and does not constitute statutory financial statements. The 2005 Annual Report, which was filed with the Registrar of Companies on May 31, 2006, includes an unqualified audit report in accordance with Section 235 of the Companies Act 1985. This audit report does not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

                                AMVESCAP PLC
                     Quarterly Assets Under Management

--------------------------------------------------------------------------------
(in billions)                                  Q406     Q306   % Change   Q405
--------------------------------------       -------- -------- -------- --------
--------------------------------------       -------- -------- -------- --------
Beginning Assets                              $440.6   $413.8     6.5%   $380.5
Inflows                                         22.9     16.3    40.5%     15.8
Outflows                                       (27.4)   (17.0)   61.2%    (19.5)
                                             -------- --------          --------
Net flows                                       (4.5)    (0.7)  542.9%     (3.7)
Net flows in money market funds and other       (1.5)     4.6     n/a       1.8
Market gains/reinvestment                       24.0     13.4    79.1%      8.9
Acquisitions                                     2.6      6.3   (58.7)%      --
Foreign currency                                 1.4      3.2   (56.3)%    (1.2)
                                             -------- --------          --------
Ending Assets                                 $462.6  $ 440.6     5.0%   $386.3
                                             ======== ========          ========

Average long-term AUM                          391.2    366.1     6.9%    334.6
Average institutional money market AUM          61.5     60.3     2.0%     46.3
                                             -------- --------          --------
Average AUM                                   $452.7   $426.4     6.2%   $380.9
                                             ======== ========          ========
Net revenue yield on AUM (annualized)(a)      57.9bps 55.1bps            57.9bps
Net revenue yield on AUM before performance
 fees (annualized)                            55.6bps 54.1bps            56.2bps
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                  Private Wealth
By channel: (in billions)        Total    Retail   Institutional    Management
--------------------------------------------------------------------------------
September 30, 2006               $440.6   $218.8       $204.8         $17.0
Inflows                            22.9     14.5          7.4           1.0
Outflows                          (27.4)   (15.6)       (10.1)         (1.7)
                                 -------  -------  -------------  -------------
Net flows                          (4.5)    (1.1)        (2.7)         (0.7)
Net flows in money market funds
  and other                        (1.5)    (0.3)        (1.2)           --
Market gains/reinvestment          24.0     16.4          7.1           0.5
Acquisitions                        2.6       --          2.6            --
Foreign currency                    1.4      0.2          1.2            --
                                 -------  -------  -------------  -------------
December 31, 2006                $462.6   $234.0       $211.8         $16.8
                                 =======  =======  =============  =============

--------------------------------------------------------------------------------
By asset class:                         Fixed             Money   Stable Alter-
(in billions)         Total   Equity(c) Income  Balanced  Market  Value  natives
--------------------------------------------------------------------------------
September 30, 2006(b) $440.6   $198.7   $59.6    $43.2    $65.8   $48.1    25.2
Inflows                 22.9     13.2     5.3      2.1      0.6     0.6     1.1
Outflows               (27.4)   (11.9)   (6.9)    (3.2)    (0.9)   (2.8)   (1.7)
                      ------- --------- ------  --------  ------  ------- ------
Net flows               (4.5)     1.3    (1.6)    (1.1)    (0.3)   (2.2)   (0.6)
Net flows in money
 market funds and other (1.5)      --      --       --     (1.5)     --      --
Market gains/
 reinvestment           24.0     18.0     1.2      2.4      0.2     0.9     1.3
Acquisitions             2.6       --      --       --       --      --     2.6
Foreign currency         1.4      1.1     0.3     (0.2)     0.1     0.1      --
                      ------- --------- ------  --------  ------  ------- ------
December 31, 2006     $462.6   $219.1   $59.5    $44.3    $64.3   $46.9   $28.5
                      ======= ========= ======  ========  ======  ======= ======

--------------------------------------------------------------------------------
By client domicile:
  (in billions)        Total      U.S.    Canada     U.K.    Europe    Asia
--------------------------------------------------------------------------------
September 30, 2006    $440.6    $258.4    $44.6     $65.4     $44.3     $27.9
Inflows                 22.9      10.1      1.3       4.2       4.6       2.7
Outflows               (27.4)    (14.8)    (1.7)     (2.9)     (5.7)     (2.3)
                      -------  --------  --------  --------  -------   --------
Net flows               (4.5)     (4.7)    (0.4)      1.3      (1.1)      0.4
Net flows in money
 market funds and other (1.5)     (1.2)      --        --      (0.1)     (0.2)
Market gains/
 reinvestment           24.0      11.1      4.4       4.5       2.1       1.9
Acquisitions             2.6       2.6       --        --        --        --
Foreign currency         1.4      (0.5)    (1.5)      2.6       0.4       0.4
                      -------  --------  --------  --------  -------   --------
December 31, 2006     $462.6    $265.7    $47.1     $73.8     $45.6     $30.4
                      =======  ========  ========  ========  ========  ========
--------------------------------------------------------------------------------
(a) Net revenue yield on AUM is equal to net revenue divided by average AUM.
(b) The asset class beginning balances were adjusted to reflect certain asset reclassifications.
(c) Includes PowerShares's ETF AUM which are primarily invested in equity securities.

                                 AMVESCAP PLC
                     Year-to-Date Assets Under Management

--------------------------------------------------------------------------------
(in billions)                December 31,       December 31,        % Change
                                2006               2005
--------------------------------------------------------------------------------
Beginning Assets               $386.3              $382.1              1.1%
Inflows                          85.8                66.3             29.4%
Outflows                        (87.2)              (82.5)             5.7%
                            -------------      -------------
Net flows                        (1.4)              (16.2)           (91.4)%
Net flows in money market
  funds and other                12.8                 0.5           2460.0%
Market gains/reinvestment        46.5                24.4             90.6%
Acquisitions                      8.9                  --              n/a
Foreign currency                  9.5                (4.5)             n/a
                            -------------      -------------
Ending Assets                  $462.6              $386.3             19.8%
                            =============      =============

Average long-term AUM           366.3               331.7             10.4%
Average institutional money
 market AUM                      57.9                45.9             26.1%
                            -------------      -------------
Average AUM                    $424.2              $377.6             12.3%
                            =============      =============
Net revenue yield on AUM(a)    56.9bps             57.6bps
Net revenue yield on AUM
 before performance fees       55.0bps             56.7bps
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                 Private Wealth
By channel: (in billions)     Total     Retail    Institutional    Management
--------------------------------------------------------------------------------
December 31, 2005            $386.3     $190.2       $179.8           $16.3
Inflows                        85.8       58.4         23.2             4.2
Outflows                      (87.2)     (57.9)       (24.4)           (4.9)
                             -------    -------   -------------  ---------------
Net flows                      (1.4)       0.5         (1.2)           (0.7)
Net flows in money market
 funds and other               12.8       (0.3)        13.1              --
Market gains/reinvestment      46.5       31.4         13.9             1.2
Acquisitions                    8.9        6.3          2.6              --
Foreign currency                9.5        5.9          3.6              --
                             -------    -------   -------------  ---------------
December 31, 2006            $462.6     $234.0       $211.8           $16.8
                             ========   =======   =============  ===============

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
By asset class:                        Fixed             Money   Stable  Alter-
 (in billions)        Total  Equity(c) Income  Balanced  Market  Value   natives
--------------------------------------------------------------------------------
December 31, 2005(b) $386.3   $177.6   $48.7     $40.4   $52.1   $45.7    $21.8
Inflows                85.8     42.5    24.3       7.4     1.9     4.3      5.4
Outflows              (87.2)   (46.6)  (17.9)     (9.6)   (3.1)   (5.6)    (4.4)
                     ------- --------- ------  --------  ------  ------  -------
Net flows              (1.4)    (4.1)    6.4      (2.2)   (1.2)   (1.3)     1.0
Net flows in money
 market funds and
 other                 12.8       --      ---       --    12.8      --       --
Market gains/
 reinvestment          46.5     32.6     2.8       5.7     0.5     2.5      2.4
Acquisitions            8.9      6.3      --        --      --      --      2.6
Foreign currency        9.5      6.7     1.6       0.4     0.1      --      0.7
                     ------- --------- ------  --------  ------  ------  -------
December 31, 2006    $462.6   $219.1   $59.5     $44.3   $64.3   $46.9    $28.5
                     ======= ========= ======  ========  ======  ======  =======

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
By client domicile:
(in billions)          Total     U.S.     Canada     U.K.     Europe     Asia
--------------------------------------------------------------------------------
December 31, 2005     $386.3    $235.9     $42.6    $52.9     $32.5     $22.4
Inflows                 85.8      30.0       4.5     14.5      23.6      13.2
Outflows               (87.2)    (42.2)     (7.7)   (10.2)    (18.0)     (9.1)
                      -------  --------  --------  -------  ---------  ---------
Net flows               (1.4)    (12.2)     (3.2)     4.3       5.6       4.1
Net flows in money
  market funds and
  other                 12.8      11.5       0.4      0.2       0.7        --
Market gains/
  reinvestment          46.5      21.9       6.9      9.9       4.1       3.7
Acquisitions             8.9       8.9        --       --        --        --
Foreign currency         9.5      (0.3)      0.4      6.5       2.7       0.2
                      -------  --------  --------  -------  ---------  ---------
December 31, 2006     $462.6    $265.7     $47.1    $73.8     $45.6     $30.4
                      =======  ========  ========  =======  =========  =========
--------------------------------------------------------------------------------
(a) Net revenue yield on AUM is equal to net revenue divided by average AUM.
(b) The asset class beginning balances were adjusted to reflect certain asset reclassifications.
(c) Includes PowerShares's ETF AUM which are primarily invested in equity securities.

                                  AMVESCAP PLC
                    Additional Income and Expense Information


The Consolidated Income Statements for 2006 and 2005 include the following items:

                                           2006                     2005
                                ---------------------------  ------------------
$ millions                         Q406    Q306   Full Year    Q405   Full Year
                                --------  ------  ---------  -------  ---------
Operating items:
Management revenues:
  - Performance fees              25.9     10.4      82.2      16.4     33.5
Compensation:
  - 2003 share option expense     (3.6)   (41.1)    (44.7)       --       --
  - Expenses related to German
     Bank                           --       --        --        --     (4.7)
  - Recruitment                     --       --        --        --    (11.8)
Property and office:
  - Leasehold charges               --       --        --        --     (11.4)
General and administration:
  - Goodwill impairment             --       --        --     (16.6)    (16.6)
  - Legal settlements             (6.0)      --      (6.0)       --        --
  - Insurance recoveries          21.8      0.9      24.0        2.1     20.8

Non-operating income/(loss)
  items:
  - Gain on sale of businesses      --      1.7       1.9         --     32.6
  - Outsourcing U.K. DC platform    --       --        --         --     (7.2)
  - Taiwan bond funds capital
     infusion                       --       --        --      (11.3)   (11.3)

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  13 February, 2007                   By   /s/  Michael S. Perman
      -----------------                   ---------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary